UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 6 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on March 31, 2008.

Exhibit 1

ANNOUNCEMENT NO. 6 - 2008

31 March 2008

Agenda for the Annual General Meeting of Directors and Shareholders

Enclosed please find the agenda for the Annual General Meeting of Directors and Shareholders of A/S Dampskibsselskabet TORM to be held on 22 April 2008

Contact	A/S Dampskibsselskabet TORM Telephone: +45 72 27 00 00 Tuborg Havnevej 18 N. E. Nielsen, Chairman of the Board DK-2900 Hellerup Denmark
About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of 128 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of
Aktieselskabet Dampskibsselskabet TORM (CVR NO 22460218)
that the Annual General Meeting of Shareholders of the Company will be held on

Tuesday, 22 April 2008 at 10:00 am.

at Radisson SAS Falconer, Falkoner Allé 9, DK-2000 Frederiksberg with the following

AGENDA

1.	Directors’ report on the activities of the Company in the past year.

2.	Presentation for adoption of the annual report.

3.	The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted annual report.

4.	Election of members to the Board of Directors.

5.	Appointment of auditor/auditors.

6.	Proposals from the Board of Directors:

a.
That the authorisation to increase the share capital, cf. Article 2(3) of the Articles of Association, be prolonged from 1 April 2012 to 1 April 2013.

The proposal implies that in Article 2(3) of the Articles of Association "1 April 2012" is replaced by "1 April 2013".

The proposal is, like in previous years, motivated by a wish for maintaining the extent of the authorisation as regards duration compared to the circumstances prevailing when the authorisation was adopted at the extraordinary general meeting in the Company on 13 March 2002.

b.	That the overall guidelines for the Company’s incentive schemes to members of the Board of Directors and Management Board be adopted.

c.
That the Board of Directors be authorised to let the Company acquire its own shares in the period until the next annual general meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

d.
That the Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, OMX Nordic Exchange Copenhagen or any other public authority as a condition for registration or approval.

7.	Any other business.

*****

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

Approval of the proposals under items 2 - 5 and items 6 b-d is subject to a simple majority of votes, cf. Article 9(2) of the Articles of Association of the Company.

Approval of the proposal under item 6 a is subject to at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposal, cf. Article 9(3) of the Articles of Association and Section 78 of the Danish Companies Act.

Notice convening the annual general meeting will be sent to all shareholders entered in the Company's register of shareholders and/or ADR-holders who have registered their holdings with the Company and who have so requested.

The agenda, the Company’s annual report for 2007 and the complete proposals, including the overall guidelines for the Company’s incentive schemes, will be available for inspection at the offices of the Company no later than 8 days prior to the date of the annual general meeting. The documents will from the same time be available via the Company’s web site www.torm.com.

Admission cards to the annual general meeting may be obtained against presentation of appropriate proof of identification (VP reference number) no later than 4 days before the meeting from:

VP Investor Services A/S, tel. +45 4358  8866, fax +45 4358  8867.

Voting cards may also be ordered by shareholders being entitled to exercise their voting rights, cf. Article 7(3) in the Articles of Association, by contacting VP Investor Services within said deadline.

On the date of this notice convening the general meeting, the Company’s share capital is DKK 364,000,000.00 divided into shares of DKK 5.00 each or any multiples thereof. Each shareholding of DKK 5.00 entitles the holder to one vote at the general meeting. However, the exercise of voting rights attaching to shares acquired by transfer is subject to the shares having been registered in the Company's register of shareholders or the shareholder having reported or documented his or her acquisition no later than the day before this notice is inserted in the leading Danish daily newspapers Berlingske Tidende and Børsen, see Article 7(3) of the Articles of Association.

Hellerup, March 2008

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: March 31, 2008
By: /s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 869711